UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for September 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115858
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

E

119099 SASCO 2004-19XS
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: [signature]

Name: Daniel E. Israeli
Title: Vice President

119096 SASCO 2004-19XS
Form SE re Comp. Mats.

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

TERM SHEET AND COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-19XS

119099 SASCO 2004-19XS
Form SE re Comp. Mats.

$405,881,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-19XS
SENIOR/SUBORDINATE CERTIFICATES

To 10% Call

Class	Approx. Size ($) (1)	Coupon / Margin (2)	Est. WAL (3) (yrs.)	Payment Window (3)	Expected Initial C/E (4) (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) (5)
A1(6)(7)(8)	192,686,000	LIBOR + [0.20%]	1.25	10/04-04/07	5.28%	September 25, 2034	[Aaa/AAA]
A2(7)	47,618,000	[4.37%]	3.00	04/07-04/08	5.28%	September 25, 2034	[Aaa/AAA]
A3(7)	106,812,000	[5.27%]	6.10	04/08-03/13	5.28%	September 25, 2034	[Aaa/AAA]
A4(7)(9)	38,568,000	[4.88%]	6.43	10/07-03/13	5.28%	September 25, 2034	[Aaa/AAA]
M1(7)	11,161,000	[5.38%]	5.59	10/07-03/13	2.53%	September 25, 2034	[TBD]
M2(7)	5,272,000	[5.82%]	5.58	10/07-03/13	1.23%	September 25, 2034	[TBD]
M3(7)	3,764,000	[6.00%]	4.68	10/07-03/13	0.30%	September 25, 2034	[TBD]

*** The above coupons are the expected values; however they will change and be finalized at pricing.**

**** The Class A1, A2, A4, M1, M2, and M3 Certificates are not being offered herein.**

(1) Bond sizes are based on the August 1, 2004 collateral balance (as shown on pages 15-23) rolled forward to September 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1 Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap; the margin for the Class A1 Certificates will double, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the age of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately [3.12%] which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1 Certificates (i.e., the Class A1 Certificates will settle flat).

(7) The Class A1, A2, A3, and A4 Certificates are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1 Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The thirty month Interest Rate Cap will have a strike rate of 3.00% and a 13.00% maximum rate of payment for the first eighteen months; a strike rate of 6.00% and a 16.00% maximum rate of payment for the next twelve months It will contribute cash in the event one-month LIBOR rises above the strike rate and will be capped by the maximum rate of payment.

(9) The Class A4 Certificates are non-accelerating Senior Certificates.

To Maturity							
Class	Approx. Size ($) (1)	Coupon / Margin (2)	Est. WAL (3) (yrs.)	Payment Window (3)	Initial C/E (4) (%)	Legal Final Maturity	Ratings (Moody's/S&P) (5)
A1(6)(7)(8)	192,686,000	LIBOR + [0.20%]	1.25	10/04-04/07	5.28%	September 25, 2034	[Aaa/AAA]
A2(7)	47,618,000	[4.37%]	3.00	04/07-04/08	5.28%	September 25, 2034	[Aaa/AAA]
A3(7)	106,812,000	[5.27%]	7.08	04/08-05/24	5.28%	September 25, 2034	[Aaa/AAA]
A4(7)(9)	38,568,000	[4.88%]	6.58	10/07-10/23	5.28%	September 25, 2034	[Aaa/AAA]
M1(7)	11,161,000	[5.38%]	5.99	10/07-05/17	2.53%	September 25, 2034	[TBD]
M2(7)	5,272,000	[5.82%]	5.70	10/07-12/14	1.23%	September 25, 2034	[TBD]
M3(7)	3,764,000	[6.00%]	4.68	10/07-06/12	0.30%	September 25, 2034	[TBD]

*** The above coupons are the expected values; however they will change and be finalized at pricing.**

**** The Class A1, A2, A4, M1, M2, and M3 Certificates are not being offered herein.**

(1) Bond sizes are based on the August 1, 2004 collateral balance (as shown on pages 15-23) rolled forward to September 1, 2004 at the pricing speed of 120% PPC. The actual bond sizes will be based on the September 1, 2004 collateral balance. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1 Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap; the margin for the Class A1 Certificates will double, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the age of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately [3.12%] which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1 Certificates (i.e., the Class A1 Certificates will settle flat).

(7) The Class A1, A2, A3, and A4 Certificates are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1 Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The thirty month Interest Rate Cap will have a strike rate of 3.00% and a 13.00% maximum rate of payment for the first eighteen months; a strike rate of 6.00% and a 16.00% maximum rate of payment for the next twelve months. It will contribute cash in the event one-month LIBOR rises above the strike rate and will be capped by the maximum rate of payment.

(9) The Class A4 Certificates are non-accelerating Senior Certificates.

Principal Payment Priorities:

<table>
<tr><td>A1
[Aaa/AAA]
L + [0.20%]</td><td rowspan="3">A4
[Aaa/AAA]
4.88%</td></tr>
<tr><td>A2
[Aaa/AAA]
4.37%</td></tr>
<tr><td>A3
[Aaa/AAA]
5.27%</td></tr>
<tr><td colspan="2">M1
[TBD]
5.38%</td></tr>
<tr><td colspan="2">M2
[TBD]
5.82%</td></tr>
<tr><td colspan="2">M3
[TBD]
6.00%</td></tr>
</table>

Principal will be paid as follows:

1. To the Class A4 Certificates, the Class A4 Priority Amount
2. Sequentially to the Class A1, A2, and A3 Certificates

Class A4 is a senior non-accelerating class subject to a lock-out period of 36 months with respect to Principal Payments.

For the first 36 months or when a Trigger Event is in effect the Class M1, M2, and M3 Certificates will not receive payments of principal.

Class A3 Yield Table (Yields are expressed in %)

Price	75 PPC	90 PPC	To Maturity 100 PPC	120 PPC	150 PPC	175 PPC	200 PPC
99-22	5.36	5.36	5.37	5.37	5.37	5.35	5.32
99-24	5.35	5.35	5.36	5.36	5.35	5.33	5.30
99-26	5.34	5.35	5.35	5.35	5.34	5.31	5.28
99-28	5.34	5.34	5.34	5.34	5.32	5.29	5.26
99-30	5.33	5.33	5.33	5.33	5.31	5.28	5.24
100-00	5.32	5.32	5.32	5.31	5.29	5.26	5.21
100-02	5.31	5.31	5.31	5.30	5.28	5.24	5.19
100-04	5.31	5.30	5.30	5.29	5.26	5.22	5.17
100-06	5.30	5.29	5.29	5.28	5.25	5.21	5.15
100-08	5.29	5.29	5.28	5.27	5.23	5.19	5.12
100-10	5.28	5.28	5.27	5.26	5.22	5.17	5.10
WAL	12.08	9.99	8.86	7.08	5.18	4.03	3.13
First Pay	10/25/2010	8/25/2009	2/25/2009	4/25/2008	6/25/2007	1/25/2007	9/25/2006
Last Pay	7/25/2031	3/25/2029	7/25/2027	5/25/2024	7/25/2020	1/25/2018	2/25/2016
Duration	8.46	7.33	6.67	5.58	4.3	3.47	2.79

Price	75 PPC	90 PPC	To 10% Optional Call 100 PPC	120 PPC	150 PPC	175 PPC	200 PPC
99-22	5.32	5.32	5.32	5.32	5.32	5.32	5.31
99-24	5.32	5.31	5.31	5.31	5.30	5.30	5.29
99-26	5.31	5.30	5.30	5.30	5.29	5.28	5.27
99-28	5.30	5.29	5.29	5.28	5.27	5.26	5.25
99-30	5.29	5.29	5.28	5.27	5.25	5.24	5.22
100-00	5.28	5.28	5.27	5.26	5.24	5.22	5.20
100-02	5.28	5.27	5.26	5.25	5.22	5.20	5.18
100-04	5.27	5.26	5.25	5.23	5.21	5.18	5.15
100-06	5.26	5.25	5.24	5.22	5.19	5.16	5.13
100-08	5.25	5.24	5.23	5.21	5.17	5.14	5.11
100-10	5.24	5.23	5.22	5.20	5.16	5.12	5.09
WAL	10.66	8.73	7.68	6.10	4.54	3.69	3.05
First Pay	10/25/2010	8/25/2009	2/25/2009	4/25/2008	6/25/2007	1/25/2007	9/25/2006
Last Pay	2/25/2018	2/25/2016	12/25/2014	3/25/2013	5/25/2011	5/25/2010	7/25/2009
Duration	7.87	6.74	6.09	5.03	3.91	3.25	2.73

Principal Payment Priority

Prior to the Stepdown Date or whenever a Trigger Event is in effect, all principal will be paid sequentially to the Certificates until the aggregate Certificate Principal Amount equals the Pool Balance less the Overcollateralization Target for such Distribution Date as follows:

(I) Sequentially as follows:
- i. To the Class A4 Certificates, the Class A4 Priority Amount; and
- ii. Sequentially to the Class A1, A2 and A3 Certificates, until reduced to zero; and

(II) Sequentially, to the Class M1, Class M2, and Class M3 Certificates.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A Certificates as described in (I) above, so that the Senior Enhancement Percentage equals two times the original Senior Enhancement Percentage. Principal will then be allocated as described in (II) so that the credit enhancement behind each class equals two times the respective initial credit enhancement percentage for each class (including the Overcollateralization Target), as a product of the current loan balance, subject to a floor equal to approximately 0.30% of the Cut-Off Date loan principal balance.

The "Class A4 Priority Amount" for determining distributions of principal to the Class A4 Certificates for any Distribution Date will be equal to the lesser of (i) the Class Principal Amount of the Class A4 Certificates immediately prior to such Distribution Date and (ii) the product of (x) the Senior Principal Distribution Amount, (y) the Class A4 Percentage and (z) the Class A4 Shift Percentage; *provided, however*, if prior to such Distribution Date the aggregate Class Principal Amounts of the Class A1, A2, and A3 Certificates have been reduced to zero, the Class A4 Priority Amount will equal 100% of the Senior Principal Distribution Amount.

The "Class A4 Percentage" for any Distribution Date will be equal to the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Class Principal Amount of the Class A4 Certificates immediately prior to such date by (y) the aggregate Class Principal Amount of the Class A Certificates immediately prior to such date.

The "Class A4 Shift Percentage" for any Distribution Date occurring prior to the 37th Distribution Date (*i.e.*, October 2007) will be 0%; for the 37th through 60th Distribution Dates, 45%; for the 61st through 72nd Distribution Dates, 80%; for the 73rd through 84th Distribution Dates, 100%; and thereafter, 300%.

The "Principal Remittance Amount" for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less related unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unrelated unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) the percentage of any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, 100% of the Principal Remittance Amount and (b) on or after the Stepdown Date and as long as a Trigger Event is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Senior Certificates immediately prior to that Distribution Date exceeds (y) the Senior Target Amount (as defined herein).

The "Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [89.45%] and (ii) the Pool Balance for such Distribution Date and (b) the amount, if any, by which (i) the Pool Balance for such Distribution Date exceeds (ii) approximately 0.30% of the Cut-Off Date Balance.

The "Stepdown Date" is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class M1, Class M2, and Class M3 Certificates and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero) and the denominator of which is the aggregate loan balance after giving effect to distributions on that Distribution Date.

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, A4, M1, M2, and M3 for any Accrual Period will equal the lesser of (i) the rates stated or described on pages 1 and 2 and (ii) the Net Funds Cap (as defined herein). Interest for the Class A2, A3, A4, M1, M2, and M3 Certificates will be calculated on a 30/360 basis. Interest for the Class A1 Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for the Class A2, A3, A4, M1, M2, and M3 Certificates on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class A1 Certificates for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The interest remittance amount for each Distribution Date will be allocated in the following Priority, to:

(1) To pay fees including the Servicing Fee and to reimburse the Servicer or Master Servicer for any advances;

(2) To pay Current Interest and then to pay Carryforward Interest to the Class A1, A2, A3, and A4 Certificates;

(3) To pay the Class A1, A2, A3, and A4 Certificates accrued and unpaid interest on any Deferred Amounts previously allocated to such class, and then to pay any Deferred Amounts previously allocated to such class;

(4) To pay Current Interest and then to pay Carryforward Interest to Classes M1, M2, and M3 (the "Subordinate Classes"), sequentially;

(5) To pay the Trustee and the Master Servicer, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the Principal Payment Priorities in effect for such Distribution Date, as needed to create or maintain the Overcollateralization Target;

(7) To pay to the Class A1, A2, A3, and A4 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(8) To pay sequentially to the Class M1, M2, and M3 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(9) Pro rata, to the Class A Certificates any unpaid interest on Deferred Amounts and any unpaid Deferred Amounts;

(10) To pay sequentially to the Class M1, M2, and M3 Certificates any unpaid Deferred Amounts;

(11) To pay the holders of the Class X Certificates; and

(12) All remaining amounts to the holder of the Class R Certificate.

Current Interest

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1 Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The thirty month Interest Rate Cap will have a strike rate of 3.00% and a 13.00% maximum rate of payment for the first eighteen months; a strike rate of 6.00% and a 16.00% maximum rate of payment for the next twelve months. It will contribute cash in the event one-month LIBOR rises above the strike rate and will be capped by the maximum rate of payment It will contribute cash in the event one-month LIBOR rises above the strike rate. The Notional Balance of the Interest Rate Cap will be equal to the following schedule:

Distribution Dates (Months)	Notional Balance for Interest Rate Cap
1	$192,686,000.00
2	188,545,423.03
3	184,896,699.07
4	181,023,423.52
5	176,767,153.78
6	172,135,682.39
7	167,137,977.89
8	161,785,888.78
9	156,090,597.24
10	150,066,471.76
11	143,924,309.31
12	137,881,833.37
13	131,940,226.30
14	126,097,814.87
15	120,352,953.49
16	114,704,023.75
17	109,149,433.99
18	103,687,618.86
19	98,317,038.86
20	93,036,179.93
21	87,843,553.06
22	82,737,693.81
23	77,717,161.97
24	72,780,541.13
25	67,926,438.28
26	63,153,483.45
27	58,460,329.32
28	53,845,650.82
29	49,308,144.81
30	44,846,529.68

On each Payment Date, the cap provider will make payments equal to the product of (a) the excess, if any, of one-month LIBOR for such determination date over the strike rate, (b) the actual number of days in the corresponding accrual period for the transaction divided by 360, and (c) the lesser of the notionalbalance set forth above and the class principal amount of the Class A1 Certificates. Payments received under the Interest Rate Cap will only be available to benefit the Class A1 Certificates or, in certain cases, the Class X Certificates.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to the product of (x) the weighted average Net Mortgage Rate and (y) with respect to the Class A1 Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on pages 1 and 2 exceeds (b) the amount of interest paid on such class calculated using the Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class M3 Certificates, the Class M2 Certificates, the Class M1 Certificates, and then the Class A Certificates (pro-rata). Any Applied Loss Amounts allocated to the Certificates will become Deferred Amounts (as defined herein). The allocation of losses to a class will result in a write-down of its principal amount and is referred to as an "Applied Loss Amount."

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers) on the Distribution Date following the Distribution Date on which the aggregate principal balance of the loans is reduced to less than or equal to 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first possible Distribution Date by Aurora, then beginning with the following Distribution Date, the interest rate for each of the Class A Certificates (other than the Class A1 Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap; the margin on the Class A1 Certificate will double, subject to the Net Funds Cap.

Origination and Servicing

The majority of the Mortgage Loans were originated by Aurora (61.27%) and First National Bank of Nevada (20.80%). 91.54% of the Mortgage Loans are serviced by Aurora.

Credit Enhancement

Subordination

The Senior Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Senior Certificates will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, the Class M1 Certificates will be senior in right of priority to the Class M2 Certificates and Class M3 Certificates; the Class M2 Certificates will be senior in right of priority to the Class M3 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the Class M3 Certificates, Class M2 Certificates, Class M1 Certificates, and then the Class A Certificates (pro-rata) have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization). Excess spread will be used to create or maintain the Overcollateralization Target. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-off Date loan principal balance.

The "Overcollateralization Target" for any Distribution Date (i) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, is equal to approximately 0.30% of the Cut-Off Date loan principal balance and (ii) on or after the Stepdown Date and as long as a Trigger Event is not in effect, is equal to 0.60% of the Pool Balance for such Distribution Date, subject to a floor of 0.30% of the Cut-Off Date loan principal balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [47%] of the Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date loan principal balance, exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
October 2007 through September 2008	[1.00%]
October 2008 through September 2009	[1.25%]
October 2009 through September 2010	[1.50%]
October 2010 and thereafter	[1.75%]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all of the Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

Contacts

MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
	Vanessa Farnsworth	(212) 526-8320
MBS Banking	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Maxine Wolfowitz	(212) 526-6773
MBS Syndicate	Daniel Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519

Summary of Terms

Issuer:	Structured Asset Securities Corporation 2004-19XS
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle National Association
Master Servicer:	Aurora Loan Services Inc.
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day
Cut-Off Date:	September 1, 2004
Expected Closing Date:	September 30, 2004
Expected Settlement Date:	September 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	24 day delay – All Classes (except for Class A1 Certificates, which will have a zero day delay)
First Payment Date:	October 25, 2004
Day Count:	30/360 for all classes (except for the Class A1 Certificates, which will be actual/360)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	Substantially all of the loans have a Servicing Fee of 0.25% of the pool principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Senior Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Class M1, M2, and M3 Certificates.
SMMEA Eligibility:	All classes, other than the Class M2 and M3 Certificates, are expected to be SMMEA eligible.
ERISA Eligibility:	All Classes are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

SASCO 2004-19XS Collateral Summary*

Total Number of Loans	1,529	**Occupancy Status**	
Total Outstanding Loan Balance	$409,456,082	Primary Home	80.9%
Average Loan Principal Balance	$267,793	Investment	15.6%
Prepayment Penalty	37.20%	Second Home	3.5%
Weighted Average Coupon	6.835%		
Weighted Average Original Term (mo.)	358		
Weighted Average Remaining Term (mo.)	357	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	2	(Other states account individually for less than	
Non-Zero Weighted Average Original LTV	73.60%	5% of the Cut-off Date principal balance.)	
Original LTV > 80 and no MI (whole pool)	0.64%	CA	36.5%
Non-Zero Weighted Average FICO	699	NY	9.7%
		FL	7.1%
Prepayment Penalty (years)		TX	5.2%
None	62.8%		
0.001 - 1.000	7.3%	**Lien Position**	
1.001 - 2.000	1.4%	First	100.0%
2.001 - 3.000	7.2%		
4.001 - 5.000	21.3%		

* *The Mortgage Loan collateral tables shown have a cut-off date of August 1, 2004.*

Collateral Characteristics

Collateral characteristics are listed below as of the cut-off date*

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	35	1,476,704.27	0.36
50,000.01 - 100,000.00	200	15,295,150.44	3.74
100,000.01 - 150,000.00	279	35,016,376.85	8.55
150,000.01 - 200,000.00	207	35,913,131.45	8.77
200,000.01 - 250,000.00	144	32,500,166.75	7.94
250,000.01 - 300,000.00	109	30,045,377.67	7.34
300,000.01 - 350,000.00	122	39,785,367.37	9.72
350,000.01 - 400,000.00	96	36,333,279.05	8.87
400,000.01 - 450,000.00	103	43,929,132.39	10.73
450,000.01 - 500,000.00	94	45,044,266.02	11.00
500,000.01 - 550,000.00	39	20,436,542.41	4.99
550,000.01 - 600,000.00	41	23,640,646.20	5.77
600,000.01 - 650,000.00	31	19,542,904.96	4.77
650,000.01 - 700,000.00	3	2,045,000.00	0.50
700,000.01 - 750,000.00	5	3,661,200.00	0.89
750,000.01 - 800,000.00	2	1,578,994.18	0.39
800,000.01 - 850,000.00	1	821,774.33	0.20
850,000.01 - 900,000.00	4	3,540,348.68	0.86
950,000.01 - 1,000,000.00	5	4,933,400.00	1.20
1,000,000.01 - 1,250,000.00	4	4,497,036.77	1.10
1,250,000.01 - 1,500,000.00	1	1,478,750.00	0.36
1,500,000.01 - 1,750,000.00	1	1,700,000.00	0.42
1,750,000.01 - 2,000,000.00	2	3,934,619.97	0.96
2,250,000.01 - 2,500,000.00	1	2,305,912.63	0.56
Total:	**1,529**	**409,456,082.39**	**100.00**

Minimum: $ 10,662
Maximum: $ 2,305,913
Average: $ 267,793

** The Mortgage Loan collateral tables shown have a cut-off date of August 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
4.50001 - 5.00000	3	812,717.17	0.20
5.00001 - 5.50000	45	16,038,017.89	3.92
5.50001 - 6.00000	132	45,695,062.62	11.16
6.00001 - 6.50000	309	96,668,977.40	23.61
6.50001 - 7.00000	530	147,849,573.07	36.11
7.00001 - 7.50000	149	31,233,628.22	7.63
7.50001 - 8.00000	142	27,371,552.50	6.68
8.00001 - 8.50000	96	19,152,304.66	4.68
8.50001 - 9.00000	65	13,545,792.03	3.31
9.00001 - 9.50000	24	4,018,290.14	0.98
9.50001 - 10.00000	11	2,904,972.82	0.71
10.00001 - 10.50000	9	1,409,971.92	0.34
10.50001 - 11.00000	10	1,926,519.74	0.47
11.00001 - 11.50000	3	439,202.21	0.11
11.50001 - 12.00000	1	389,500.00	0.10
Total:	**1,529**	**409,456,082.39**	**100.00**

Minimum: 4.850%
Maximum: 11.625%
Weighted Average: 6.835 %

* *The Mortgage Loan collateral tables shown have a cut-off date of August 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 120	1	51,705.72	0.01
121 - 170	1	70,164.88	0.02
171 - 180	22	2,760,379.10	0.67
181 - 240	11	1,139,409.86	0.28
241 - 300	1	10,662.45	0.00
301 - 360	1,493	405,423,760.38	99.02
Total:	**1,529**	**409,456,082.39**	**100.00**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 358.3

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 180	25	2,892,912.15	0.71
181 - 240	12	1,612,164.19	0.39
241 - 360	1,492	404,951,006.05	98.90
Total:	**1,529**	**409,456,082.39**	**100.00**

Minimum: 27
Maximum: 360
Weighted Average: 357

* *The Mortgage Loan collateral tables shown have a cut-off date of August 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.001 - 10.000	2	200,100.00	0.05
10.001 - 20.000	3	402,000.00	0.10
20.001 - 30.000	9	3,826,948.70	0.93
30.001 - 40.000	23	7,668,630.46	1.87
40.001 - 50.000	48	17,637,057.35	4.31
50.001 - 60.000	110	36,473,135.42	8.91
60.001 - 70.000	272	88,061,472.56	21.51
70.001 - 80.000	688	172,587,769.44	42.15
80.001 - 90.000	134	35,022,162.18	8.55
90.001 - 100.000	240	47,576,806.28	11.62
Total:	**1,529**	**409,456,082.39**	**100.00**

Non-Zero Minimum: 9.820%
Maximum: 100.00%
Non-Zero Weighted Average: 73.605 %

** The Mortgage Loan collateral tables shown have a cut-off date of August 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

FICO Score	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 0	12	1,707,861.60	0.42
581 - 600	12	2,106,752.95	0.51
601 - 620	25	4,738,429.50	1.16
621 - 640	85	17,173,839.44	4.19
641 - 660	151	38,424,337.46	9.38
661 - 680	314	88,562,496.47	21.63
681 - 700	358	100,596,209.26	24.57
701 - 720	134	38,445,322.22	9.39
721 - 740	112	30,296,464.17	7.40
741 - 760	113	27,809,631.65	6.79
761 - 780	160	45,942,420.96	11.22
781 - 800	53	13,652,316.71	3.33
Total:	**1,529**	**409,456,082.39**	**100.00**

Non-Zero Minimum: 585
Maximum: 787
Non-Zero Weighted Average: 699

** The Mortgage Loan collateral tables shown have a cut-off date of August 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	864	208,970,262.50	51.04
Cash Out Refinance	417	124,567,582.42	30.42
Rate/Term Refinance	248	75,918,237.47	18.54
Total:	**1,529**	**409,456,082.39**	**100.00**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	952	258,495,119.47	63.13
PUD	275	72,355,780.19	17.67
2-4 Family	189	50,859,921.82	12.42
Condo	111	27,505,380.24	6.72
Manufactured Housing	1	131,880.67	0.03
Coop	1	108,000.00	0.03
Total:	**1,529**	**409,456,082.39**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of August 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

States – Top 10			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
CA	389	149,609,813.05	36.54
NY	108	39,908,665.96	9.75
FL	135	28,959,711.49	7.07
TX	130	21,181,183.20	5.17
AZ	77	15,560,836.80	3.80
CO	46	13,096,680.42	3.20
MD	53	12,388,233.64	3.03
VA	46	11,679,464.25	2.85
NV	46	11,241,003.36	2.75
MA	30	10,427,995.54	2.55
Other	469	95,402,494.68	23.30
Total:	**1,529**	**409,456,082.39**	**100.00**

Interest Only Loan Flag			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
No	824	212,034,704.87	51.78
Yes	705	197,421,377.52	48.22
Total:	**1,529**	**409,456,082.39**	**100.00**

Balloon Loan Flag			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Balloon Loan	4	912,721.17	0.22
Fully Amortizing	1,525	408,543,361.22	99.78
Total:	**1,529**	**409,456,082.39**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of August 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Prepayment Penalty in Years	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.000	923	257,125,449.03	62.80
0.333	10	3,529,600.00	0.86
0.417	3	1,360,756.50	0.33
0.500	13	5,532,580.85	1.35
0.583	6	2,406,159.22	0.59
0.667	6	2,102,950.05	0.51
1.000	62	14,987,149.69	3.66
2.000	30	5,761,322.66	1.41
3.000	140	29,412,100.90	7.18
5.000	335	87,227,351.04	21.30
8.167	1	10,662.45	0.00
Total:	**1,529**	**409,456,082.39**	**100.00**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
No Documentation	564	143,249,222.16	34.99
Limited	479	140,305,037.73	34.27
Full	380	95,407,841.47	23.30
No Ratio	106	30,493,981.03	7.45
Total:	**1,529**	**409,456,082.39**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of August 1, 2004.*

Yield Ta ble - Bond A3

Settle a s of 09/30/04
Current Balai ce: 106,812,000.00

	A75PC	A90PC	A100PC	A120PC	A150PC	A175PC	A200PC
Price	Yield						
99-22	5.36	5.36	5.37	5.37	5.37	5.35	5.32
99-24	5.35	5.35	5.36	5.36	5.35	5.33	5.30
99-26	5.34	5.35	5.35	5.35	5.34	5.31	5.28
99-28	5.34	5.34	5.34	5.34	5.32	5.29	5.26
99-30	5.33	5.33	5.33	5.33	5.31	5.28	5.24
100-00	5.32	5.32	5.32	5.31	5.29	5.26	5.21
100-02	5.31	5.31	5.31	5.30	5.28	5.24	5.19
100-04	5.31	5.30	5.30	5.29	5.26	5.22	5.17
100-06	5.30	5.29	5.29	5.28	5.25	5.21	5.15
100-08	5.29	5.29	5.28	5.27	5.23	5.19	5.12
100-10	5.28	5.28	5.27	5.26	5.22	5.17	5.10
Average Life	12.08	9.99	8.86	7.08	5.18	4.03	3.13
First Pay	10/25/2010	8/25/2009	2/25/2009	4/25/2008	6/25/2007	1/25/2007	9/25/2006
Last Pay	7/25/2031	3/25/2029	7/25/2027	5/25/2024	7/25/2020	1/25/2018	2/25/2016
Duration	8.46	7.33	6.67	5.58	4.30	3.47	2.79

Call
Lehman Brothers

Yield Tab le - Bond A3

Settle as of 09/30/04
Current Balai e: 106,812,0(

	A75PC	A90PC	A100PC	A120PC
Price	Yield			
99-22	5.32	5.32	5.32	5.32
99-24	5.32	5.31	5.31	5.31
99-26	5.31	5.30	5.30	5.30
99-28	5.30	5.29	5.29	5.28
99-30	5.29	5.29	5.28	5.27
100-00	5.28	5.28	5.27	5.26
100-02	5.28	5.27	5.26	5.25
100-04	5.27	5.26	5.25	5.23
100-06	5.26	5.25	5.24	5.22
100-08	5.25	5.24	5.23	5.21
100-10	5.24	5.23	5.22	5.20
Average Life	10.66	8.73	7.68	6.10
First Pay	10/25/2010	8/25/2009	2/25/2009	4/25/2008
Last Pay	2/25/2018	2/25/2016	12/25/2014	3/25/2013
Duration	7.87	6.74	6.09	5.03

Fri, 17 Sep 2004, 15:56:00 EDT
vf arnswo:S04-19XS_PRICE2

)0.00

A150PC	A175PC	A200PC
5.32	5.32	5.31
5.30	5.30	5.29
5.29	5.28	5.27
5.27	5.26	5.25
5.25	5.24	5.22
5.24	5.22	5.20
5.22	5.20	5.18
5.21	5.18	5.15
5.19	5.16	5.13
5.17	5.14	5.11
5.16	5.12	5.09
4.54	3.69	3.05
6/25/2007	1/25/2007	9/25/2006
5/25/2011	5/25/2010	7/25/2009
3.91	3.25	2.73

Discount Margin Table - Bond A1

Settle as of 09/30/04

Bond Summary - Bond A1			
Initial Coupon:	1.980	Type:	Fltr
Orig Bal:	192,686,000		
Orig Not:	122,024,000	Formula:	(1m LIBOR)+20.00bp
Factor:	1.0000000	Cap/Floor/Margin:	100.00/0.00/0.20
Factor Date:	09/25/04	Next Pmt:	10/25/04
Delay:	0	Cusip:	

	60% User_Curve_1 (/home/structuring/prepays/62012.txt) LIB_1M: 1.78		75% User_Curve_1 (/home/structuring/prepays/62012.txt) LIB_1M: 1.78		90% User_Curve_1 (/home/structuring/prepays/62012.txt) LIB_1M: 1.78		120% User_Curve_1 (/home/structuring/prepays/62012.txt) LIB_1M: 1.78		150% User_Curve_1 (/home/structuring/prepays/62012.txt) LIB_1M: 1.78		175% User_Curve_1 (/home/structuring/prepays/62012.txt) LIB_1M: 1.78		200% User_Curve_1 (/home/structuring/prepays/62012.txt) LIB_1M: 1.78		240% User_Curve_1 (/home/structuring/prepays/62012.txt) LIB_1M: 1.78	
Price	**DM**	**Duration**	**DM**	**Duration**	**DM**	**Duration**	**DM**	**Duration**	**DM**	**Duration**	**DM**	**Duration**	**DM**	**Duration**	**DM**	**Duration**
99-29+	23	2.312	24	1.886	25	1.597	26	1.234	28	1.011	29	0.882	30	0.784	32	0.668
99-30	23		23		24		25		26		27		28		29	
99-30+	22		22		23		24		25		25		26		27	
99-31	21		22		22		23		23		24		24		25	
99-31+	21		21		21		21		22		22		22		22	
100-00	20	2.314	20	1.887	20	1.598	20	1.235	20	1.012	20	0.883	20	0.785	20	0.668
100-00+	19		19		19		19		18		18		18		18	
100-01	19		18		18		17		17		16		16		15	
100-01+	18		18		17		16		15		15		14		13	
100-02	17		17		16		15		14		13		12		11	
100-02+	17	2.315	16	1.888	15	1.599	14	1.236	12	1.013	11	0.884	10	0.785	8	0.669
Average Life	2.38		1.93		1.63		1.25		1.02		0.89		0.79		0.67	
First Pay	10/25/04		10/25/04		10/25/04		10/25/04		10/25/04		10/25/04		10/25/04		10/25/04	
Last Pay	11/25/09		11/25/08		02/25/08		04/25/07		09/25/06		06/25/06		03/25/06		12/25/05	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.7001	1.9085	2.4934	2.7989	3.3483	4.1271	4.9189
Coupon			2.3750	2.7500	3.3750	4.2500	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	8YR	9YR	10YR	12YR	15YR	20YR	30YR
Yield	1.8200	1.8600	1.9100	2.0600	2.3100	2.8651	3.9770	3.5393	3.7783	4.1550	4.3177	4.4484	4.5615	4.7590	4.9796	5.1828	5.2640

Yield Table - Bond A4

Settle as of 09/30/04

Bond Summary - Bond A4			
Fixed Coupon:	4.880	**Type:**	Fixed
Orig Bal:	38,568,000		
Factor:	1.0000000		
Factor Date:	09/25/04	**Next Pmt:**	10/25/04
Delay:	24	**Cusip:**	

	60% User_Curve_1 (/home/structuring/prepays/62012.txt)		75% User_Curve_1 (/home/structuring/prepays/62012.txt)		90% User_Curve_1 (/home/structuring/prepays/62012.txt)		120% User_Curve_1 (/home/structuring/prepays/62012.txt)		150% User_Curve_1 (/home/structuring/prepays/62012.txt)		175% User_Curve_1 (/home/structuring/prepays/62012.txt)		200% User_Curve_1 (/home/structuring/prepays/62012.txt)		240% User_Curve_1 (/home/structuring/prepays/62012.txt)	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
99-21	4.93	6.373	4.93	6.042	4.93	5.781	4.93	5.352	4.93	4.852	4.93	4.430	4.93	4.007	4.94	3.390
99-23	4.92		4.92		4.92		4.92		4.92		4.92		4.92		4.92	
99-25	4.91		4.91		4.91		4.91		4.91		4.91		4.90		4.90	
99-27	4.90		4.90		4.90		4.90		4.90		4.89		4.89		4.88	
99-29	4.89		4.89		4.89		4.89		4.88		4.88		4.87		4.86	
99-31	4.88	6.379	4.88	6.048	4.88	5.786	4.88	5.356	4.87	4.856	4.86	4.433	4.86	4.010	4.84	3.392
100-01	4.87		4.87		4.87		4.86		4.86		4.85		4.84		4.82	
100-03	4.86		4.86		4.86		4.85		4.84		4.84		4.83		4.81	
100-05	4.85		4.85		4.85		4.84		4.83		4.82		4.81		4.79	
100-07	4.84		4.84		4.84		4.83		4.82		4.81		4.79		4.77	
100-09	4.84	6.385	4.83	6.053	4.83	5.791	4.82	5.361	4.81	4.859	4.79	4.436	4.78	4.012	4.75	3.394
Average Life	8.01		7.48		7.08		6.43		5.72		5.14		4.58		3.80	
First Pay	10/25/07		10/25/07		10/25/07		10/25/07		11/25/07		12/25/07		01/25/08		03/25/08	
Last Pay	11/25/20		02/25/18		02/25/16		03/25/13		05/25/11		05/25/10		07/25/09		07/25/08	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR	**Lib BM**	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	8YR	9YR	10YR	12YR	15YR	20YR	30YR
Yield	1.7001	1.9085	2.4934	2.7989	3.3483	4.1271	4.9189	Yield	1.8200	1.8600	1.9100	2.0600	2.3100	2.8651	3.9770	3.5393	3.7783	4.1550	4.3177	4.4484	4.5615	4.7590	4.9796	5.1828	5.2640
Coupon			2.3750	2.7500	3.3750	4.2500	5.3750																		

Yield Table - Bond A4

Settle as of 10/05/04

Bond Summary - Bond A4			
Fixed Coupon:	5.330	Type:	Fixed
Orig Bal:	31,888,000		
Factor:	1.0000000		
Factor Date:	09/25/04	Next Pmt:	11/25/04
Delay:	24	Cusip:	

	75% User_Curve_1 (/home/structuring/prepays/62012.txt)		90% User_Curve_1 (/home/structuring/prepays/62012.txt)		100% User_Curve_1 (/home/structuring/prepays/62012.txt)		120% User_Curve_1 (/home/structuring/prepays/62012.txt)		150% User_Curve_1 (/home/structuring/prepays/62012.txt)		175% User_Curve_1 (/home/structuring/prepays/62012.txt)		200% User_Curve_1 (/home/structuring/prepays/62012.txt)	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
100-04	5.32	7.159	5.31	5.977	5.30	5.319	5.28	4.271	5.24	3.298	5.21	2.729	5.18	2.296
100-06	5.31		5.30		5.29		5.26		5.23		5.19		5.15	
100-08	5.31		5.29		5.28		5.25		5.21		5.17		5.13	
100-10	5.30		5.28		5.26		5.23		5.19		5.15		5.10	
100-12	5.29		5.27		5.25		5.22		5.17		5.12		5.07	
100-14	**5.28**	**7.165**	**5.26**	**5.982**	**5.24**	**5.323**	**5.20**	**4.274**	**5.15**	**3.300**	**5.10**	**2.731**	**5.05**	**2.298**
100-16	5.27		5.25		5.23		5.19		5.13		5.08		5.02	
100-18	5.26		5.24		5.22		5.18		5.11		5.05		4.99	
100-20	5.25		5.23		5.21		5.16		5.09		5.03		4.96	
100-22	5.24		5.22		5.19		5.15		5.07		5.01		4.94	
100-24	5.24	7.171	5.21	5.987	5.18	5.328	5.13	4.277	5.06	3.303	4.99	2.734	4.91	2.300
Average Life	9.37		7.47		6.48		4.99		3.72		3.02		2.51	
First Pay	10/25/10		09/25/09		02/25/09		04/25/08		06/25/07		01/25/07		09/25/06	
Last Pay	02/25/18		02/25/16		12/25/14		07/25/12		11/25/09		11/25/08		02/25/08	
Sprd/ALife/Lib	74.96/9.37		96.69/7.47		111.05/6.48		134.11/4.99		159.43/3.72		173.90/3.02		186.58/2.51	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR	**Lib BM**	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	8YR	9YR	10YR	12YR	15YR	20YR	30YR
Yield	1.7156	1.9967	2.6653	2.9018	3.4240	4.1542	4.9175	Yield	1.8400	1.9100	2.0200	2.1963	2.4900	2.9997	3.3545	3.6330	3.8665	4.2239	4.3652	4.4889	4.5976	4.7876	4.9935	5.1894	5.2662
Coupon			2.5000	2.7500	3.3750	4.2500	5.3750																		

Yield Table - Bond A5

Settle as of 10/05/04

Bond Summary - Bond A5			
Fixed Coupon:	5.360	Type:	Fixed
Orig Bal:	15,000,000		
Factor:	1.0000000		
Factor Date:	09/25/04	Next Pmt:	11/25/04
Delay:	24	Cusip:	

	75% User_Curve_1 (/home/structuring/prepays/62012.txt)		90% User_Curve_1 (/home/structuring/prepays/62012.txt)		100% User_Curve_1 (/home/structuring/prepays/62012.txt)		120% User_Curve_1 (/home/structuring/prepays/62012.txt)		150% User_Curve_1 (/home/structuring/prepays/62012.txt)		175% User_Curve_1 (/home/structuring/prepays/62012.txt)		200% User_Curve_1 (/home/structuring/prepays/62012.txt)	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
98-00+	5.60	9.314	5.62	8.312	5.63	7.722	5.67	6.623	5.74	5.181	5.80	4.336	5.87	3.652
98-02+	5.59		5.61		5.62		5.66		5.73		5.78		5.85	
98-04+	5.58		5.60		5.62		5.65		5.71		5.77		5.84	
98-06+	5.58		5.59		5.61		5.64		5.70		5.76		5.82	
98-08+	5.57		5.59		5.60		5.63		5.69		5.74		5.80	
98-10+	**5.56**	**9.322**	**5.58**	**8.319**	**5.59**	**7.728**	**5.62**	**6.627**	**5.68**	**5.184**	**5.73**	**4.339**	**5.78**	**3.655**
98-12+	5.56		5.57		5.58		5.61		5.66		5.71		5.77	
98-14+	5.55		5.56		5.58		5.60		5.65		5.70		5.75	
98-16+	5.54		5.56		5.57		5.59		5.64		5.68		5.73	
98-18+	5.54		5.55		5.56		5.58		5.63		5.67		5.71	
98-20+	5.53	9.330	5.54	8.326	5.55	7.734	5.57	6.632	5.61	5.188	5.65	4.341	5.70	3.657
Average Life	13.39		11.39		10.30		8.44		6.26		5.08		4.19	
First Pay	02/25/18		02/25/16		12/25/14		07/25/12		11/25/09		11/25/08		02/25/08	
Last Pay	02/25/18		02/25/16		01/25/15		03/25/13		05/25/11		05/25/10		07/25/09	
Sprd/ALife/Lib	67.95/13.39		85.00/11.39		96.53/10.30		120.08/8.44		158.51/6.26		184.45/5.08		210.68/4.19	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.7156	1.9967	2.6653	2.9018	3.4240	4.1542	4.9175
Coupon			2.5000	2.7500	3.3750	4.2500	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	8YR	9YR	10YR	12YR	15YR	20YR	30YR
Yield	1.8400	1.9100	2.0200	2.1963	2.4900	2.9997	3.3545	3.6330	3.8665	4.2239	4.3652	4.4889	4.5976	4.7876	4.9935	5.1894	5.2662